EXHIBIT 99.1

Himax Technologies, Inc. Reports Second Quarter 2015 Financial Results and Provides Third Quarter 2015 Guidance

Company Meets Q2 Revenue, Gross Margin and Exceeds EPS Guidance

Provides Third Quarter 2015 Guidance Revenue to Decline 5% to 9% Sequentially, Gross Margin to Decline about 1.5% and GAAP Loss per ADS to be 1.5 to 0.9 Cents

  Net revenue decreased 5.5% sequentially to $169.2 million, meeting high end of guidance.
  Gross margin for the quarter reached 23.8%, a within-guidance sequential decrease of 1.9%.
  Large-sized panel driver sales represented 32.1% of total revenue in Q2 2015, while small and medium-sized panel driver sales represented 48.9% of total revenue, and non-driver sales represented 19.0% of total revenue.
  Q2 2015 GAAP net income decreased to $8.8 million from $12.6 million in Q115; GAAP earnings per diluted ADS decreased to 5.1 cents from 7.3 cents in Q115, but beating guidance.
  Q2 2015 Non-GAAP net income decreased to $9.3 million from $13.1 million in Q115; Non-GAAP earnings per diluted ADS decreased to 5.4 cents from 7.6 cents in Q115, but beating guidance.
  Company remains positive on its long term business outlook.

TAINAN, Taiwan, Aug. 7, 2015 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq:HIMX) ("Himax" or "Company"), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, announces financial results for the second quarter ended June 30, 2015.

SUMMARY FINANCIALS

Second Quarter 2015 Results Compared to Second Quarter 2014 Results (USD in millions) (unaudited)
	Q2 2015	Q2 2014	CHANGE
Net Revenue	$169.2 million	$196.4 million	-13.9%
Gross Profit	$40.3 million	$47.5 million	-15.1%
Gross Margin	23.8%	24.2%	-0.4%
GAAP Net Income Attributable to Shareholders	$8.8 million	$24.1 million	-63.4%
Non-GAAP Net Income Attributable to Shareholders	$9.3 million (1)	$24.5 million (1) (2)	-61.8%
GAAP EPS (Per Diluted ADS, USD)	$0.051	$0.140	-63.4%
Non-GAAP EPS (Per Diluted ADS, USD)	$0.054 (1)	$0.142 (1) (2)	-61.8%

(1) Non-GAAP Net income attributable to common shareholders and EPS excludes $0.4 million of share-based compensation expenses, net of tax and $0.1 million non-cash acquisition related charges, net of tax.
(2) Q2 2014 GAAP and Non-GAAP numbers include one-time investment gain of $8.5 million, or 5.0 cents.

Second Quarter 2015 Results Compared to First Quarter 2015 Results (USD in millions) (unaudited)
	Q2 2015	Q1 2015	CHANGE
Net Revenue	$169.2 million	$179.0 million	-5.5%
Gross Profit	$40.3 million	$46.0 million	-12.5%
Gross Margin	23.8%	25.7%	-1.9%
GAAP Net Income Attributable to Shareholders	$8.8 million	$12.6 million	-29.7%
Non-GAAP Net Income Attributable to Shareholders	$9.3 million (1)	$13.1 million (1)	-28.5%
GAAP EPS (Per Diluted ADS, USD)	$0.051	$0.073	-29.7%
Non-GAAP EPS (Per Diluted ADS, USD)	$0.054 (1)	$0.076 (1)	-28.6%

(1) Non-GAAP Net income attributable to common shareholders and EPS excludes $0.4 million of share-based compensation expenses, net of tax and $0.1 million non-cash acquisition related charges, net of tax.

"We are pleased to report that our 2015 second quarter revenue, gross margin, GAAP and non-GAAP earnings per diluted ADS all met at the high end or exceeded our guidance for the quarter," stated Mr. Jordan Wu, President and Chief Executive Officer of Himax. "During our first quarter 2015 earnings call, we mentioned the industry's low visibility, especially in China's smartphone market. Yet, we were able to arrive at top end of our revenue guidance and beat EPS guidance because our driver IC business came in better than expected across all applications. We were pleased to see a snapback during the second quarter from our Chinese branded smartphone end customers. TV, as projected, was another bright spot among our driver IC products."

Mr. Wu concluded: "Recent instability in the Euro zone and unease in the Chinese stock market have added concern, however we believe these macroeconomic factors will be a temporary setback. As a diversified company, we are committed to our growth strategy and have continued to add new customers, advance through new design-wins, and introduce new technologies such as TDDI and AMOLED driver IC. Lastly, we are making significant progress in our non-driver business and look forward to providing updates as we reach inflection points for both LCOS and WLO."

Second Quarter 2015 Financial Results Breakdown by Product Line (USD in millions) (unaudited)

	Q2 2015%		Q2 2014%		% Change
Display drivers for large-sized panels	$54.3	32.1%	$50.8	25.9%	+6.9%
Display drivers for small/medium-sized panels	$82.8	48.9%	$107.0	54.5%	-22.6%
Non-driver products	$32.1	19.0%	$38.6	19.6%	-16.8%
Total	$169.2	100.0%	$196.4	100.0%	-13.9%

	Q2 2015%		Q1 2015%		% Change
Display drivers for large-sized panels	$54.3	32.1%	$57.6	32.2%	-5.7%
Display drivers for small/medium-sized panels	$82.8	48.9%	$87.0	48.6%	-4.9%
Non-driver products	$32.1	19.0%	$34.4	19.2%	-6.6%
Total	$169.2	100.0%	$179.0	100.0%	-5.5%

Himax's second quarter revenue of $169.2 million represented a 13.9% decrease from the second quarter of 2014 and a 5.5% sequential decrease from the first quarter of 2015. Revenue from large panel display drivers was $54.3 million, an increase of 6.9% from the second quarter of 2014, and down 5.7% sequentially. Large panel driver IC accounted for 32.1% of total revenues for the second quarter, compared to 25.9% a year ago and 32.2% in the last quarter. The year-over-year increase in total revenue was a result of market share gain from its Chinese panel customers and accelerated 4K TV shipments during the quarter, yet the sequential decrease was caused by continued weakness in the monitor market.

Revenue for small and medium-sized drivers was $82.8 million, down 22.6% from the same period last year and down 4.9% sequentially. Driver ICs for small and medium-sized applications accounted for 48.9% of total sales for the second quarter, as compared to 54.5% a year ago, and 48.6% in the previous quarter. While the overall demands in mobile devices are still trending down, the decline of Himax's small and medium driver IC business was much smaller during the quarter compared to the last quarter. This was mainly because sales from its Chinese branded smartphone end customers, who were trailing behind the competition in the first quarter, rebounded strongly in the second quarter. The growth from Chinese branded smartphone customers was however largely offset by business from key Korean end customer who was going through product transition during the quarter. The Company's Chinese end customers are using a multi-branding strategy in new sales channels such as e-commerce and direct sales points to gain market share back in China and exploring the long-awaited export opportunities. Meanwhile, Himax's key Korean customer has decided to strategically increase the weight of AMOLED panels in their smartphone product portfolio. The transition in product development left a gap in Himax's second quarter smartphone driver IC business as Himax has been its major TFT LCD driver IC outsourcing partner since 2012. The Company has foreseen this issue and worked on the development of AMOLED driver products. Himax believes that shipments of AMOLED panel drivers to both Korean and Chinese customers starting the second half of 2015 will help lift its smartphone driver sales going forward. For driver ICs used in tablets, sales stabilized after 3 consecutive quarters of decline. As for driver ICs used in automotives, revenues remained robust during the quarter.

Revenue from Himax's non-driver businesses were $32.1 million, down 16.8% from the same period last year and down 6.6% sequentially. Non-driver products accounted for 19.0% of total revenue, as compared to 19.6% a year ago, and 19.2% in the previous quarter. Within the Company's non-driver business segment, the main contributors included timing controllers, programmable gamma OP, touch panel controllers, CMOS image sensors, power management ICs, LCOS microdisplays, WLO, and ASIC services. As Himax reported in the last earnings call, quite a few of its non-driver business segments were affected by the weakness in the China market, particularly in the smartphone and tablet segments, which resulted in the sequential decline of the non-driver businesses.

GAAP gross margin for the second quarter of 2015 was 23.8%, a 40 basis points decrease from 24.2% in the same period last year and down 190 basis points from 25.7% in the previous quarter. As previously guided, the sequential decline was mainly due to unfavorable product mix.

Second quarter GAAP operating expenses were $31.4 million, up 8.3% from the same period a year ago and up 3.4% from the previous quarter. Operating expenses increased from the second quarter of 2014 due to higher expenses for additional headcount to support new projects, annual salary increases, and an increase in R&D expenses. The quarter-over-quarter operating expense increase reflected increase in R&D expenses. In response to the bearish market sentiment, Himax has started expense control since the beginning of the year. However, in selective areas, mainly WLO and LCOS, the Company is still expanding right now. The combined total headcount of the two areas is expected to be up by around 230 during the year.

GAAP operating income for the second quarter of 2015 was $8.9 million or 5.2% of revenue, down 51.9% year-over-year and down 43.3% sequentially. The decline was mainly due to lower sales, decreased gross margin, and higher expenses in the quarter.

Reported GAAP net income for the second quarter of 2015 was $8.8 million or 5.1 cents per diluted ADS, compared to $24.1 million, or 14 cents per diluted ADS, for the same period last year, and $12.6 million, or 7.3 cents per diluted ADS, in the previous quarter. GAAP net income declined 63.4% year-over-year and declined 29.7% from the previous quarter. The year-over-year decline was due to lower sales and gross margin, higher operating expenses, and a one-time investment gain of $8.5 million or 5.0 cents in the second quarter last year. Excluding the one-time investment gain influence, our GAAP net income declined 51.3% year-over-year. The sequential decline was due to lower sales and gross margin in the quarter.

Non-GAAP net income in the second quarter was $9.3 million, or 5.4 cents per diluted ADS, representing a decline of 61.8% year-over-year and a decline of 28.5% sequentially. As previously mentioned, excluding the one-time investment gain, non-GAAP net income decreased 49.2% year-over-year.

Balance Sheet and Cash Flow

Himax had $164.5 million of cash, cash equivalents, and marketable securities at the end of June 2015, down from $172.9 million during the same time last year, and down from $178.8 million last quarter. In addition to its cash position, Himax's restricted cash was $130.0 million at the end of the quarter. The restricted cash is mainly used to guarantee the company's short term loan for the same amount. Himax remains a debt-free company.

Inventories as of June 30, 2015 were $189.6 million, up from $166.3 million for the same period last year and up from $186.1 million last quarter. As mentioned in the last earnings call, the Company has been expecting customer restocking after the Chinese New Year and market demand only picked up by late second quarter, which has resulted in higher inventories. Himax believes it will be able to lower these inventory levels starting the third quarter of the year. Accounts receivable at the end of June 2015 were $182.3 million, as compared to $199.0 million for the same period last year, and $192.7 million last quarter. DSO was 95 days at end of June 30, 2015, as compared to 92 days the same period a year ago and 97 days at end of the last quarter.

Net cash outflow from operating activities for the second quarter of 2015 was $13.8 million, as compared to cash inflow of $22.9 million for the second quarter of 2014, and cash outflow of $3.7 million for the first quarter of 2015. The widening cash outflow quarter-over-quarter was mainly due to an income tax payment of $9.6 million. Both the year-over-year and sequential declines were mainly due to higher inventory and a decrease in accounts payable, offset by lower accounts receivable in the quarter.

Capital expenditures were $2.0 million during the second quarter of 2015 versus $3.8 million for the same period last year, and $1.8 million last quarter. Among other things, Himax continued to expand our clean room facilities for WLO product line during the quarter.

Fiscal Year 2014 Dividend Declaration

During the second quarter, the Company declared its annual cash dividend of 30 cents per ADS, totaling $51.4 million, which was paid out in July. Himax's dividend is determined primarily by the prior year's profitability. The Company's decision to pay out 77.5% of last year's net profit demonstrates the Company's continued support for its shareholder base and confidence in its long term profitability.

Share Buyback Update

As of June 30, 2015, Himax had 171.2 million ADSs outstanding, unchanged from the last quarter. On a fully diluted basis, the total number of ADSs outstanding is 172.2 million.

2015 Investor Outreach and Conferences

Ms. Jackie Chang, CFO, Ms. Nadiya Chen and Ms. Penny Lin, internal IR Managers, and Mr. Adam Holdsworth, Himax's US-Based IR, will maintain investor marketing activities and attend future investor conferences in the U.S. and Asia. If you are interested in speaking with Management and taking meetings with the Company, please contact Himax's US or Taiwan-based investor relations contact at the numbers below.

Business Updates

Himax started 2015 with a sluggish first quarter and a soft forecast for the rest of the year as a result of weak overall market demands, especially those from China. The recent economic instability in the Euro zone and turmoil in the Chinese stock markets have added uncertainty to the demands of consumer electronics in the second half. More specifically, weaker demands have led to the softening of panel prices and lower capacity utilization of panel manufacturers. Consequently, Himax anticipates its gross margin will decline during the third quarter. Himax continues to evolve and remains confident about new growth opportunities ahead. Several developments should provide a strong contribution to future quarters such as adding new customers, new design-wins, introducing new TDDI products for smartphones, market share gains for large panel driver ICs, and significant advancements in the non-driver businesses. Furthermore, Himax believes that its LCOS and WLO businesses will hit an inflection point during the second half of the year and will update shareholders accordingly.

In Himax's large panel driver IC business, after two strong quarters of shipment in TV application, the Company is starting to experience shipment slowdowns in TV along with continuous softness in notebooks and monitors. Hence, the Company will see sequential decline by low teens in this segment in the third quarter. However, Himax believes 3Q weakness is a temporary setback. As the Company has repeatedly stated, 2015 will be a year for its large panel driver IC business to post year-over-year growth amid poor market conditions. Himax is still gearing up its engineering collaboration and design-in activities with Chinese panel customers, who, despite low market sentiment, are still adding new capacity after years of continuous expansion. The new capacity in China represents further growth opportunities for Himax with projected shipment growth and market share gains throughout the rest of 2015 and beyond. On top of that, sales of 4K TVs are tracking better now than the beginning of the year as Chinese panel customers are embracing the 4K TV market with mid-to-low end models that should stimulate purchase interests. Thus, the Company remains positive on the outlook of its large panel driver IC business this year and also going forward.

The other segment in the Company's driver business are ICs used in small and medium-sized panels for applications including smartphones, tablets and automotive. Himax highlighted in its previous earnings call that it was cautious in its second quarter outlook; however, the Company experienced a snapback in Chinese customers' smartphone demand due to certain brand end customers' market share gains through new model launches, and change in their marketing strategy and sales channels as mentioned earlier. It therefore exited the second quarter with smartphone sales tracking better than the Company expected. Despite the muted market demand, panel resolution will continue to get upgraded. Himax is positive that resolution above HD720, especially FHD, will accelerate from the third quarter and go on for the rest of the year. Its QHD driver IC shipment also started at the end of the second quarter, following the design win with a brand customer as reported in the previous earnings call. Meanwhile, for FHD and beyond, the preferred technology would be LTPS TFT-LCD since it allows higher pixel density and more circuit integration with less power consumption. Himax is pleased to see more and more Chinese panel makers, following Korean and Japanese players, entered mass production for high resolution panels at their new LTPS facilities aggressively. Such progress means more business opportunities for the next few years for Himax as the Company has longstanding and solid business relationships with the Chinese panel makers. Himax believes FHD and QHD will account for a growing percentage of its smartphone driver IC revenue starting this quarter.

Himax discussed on its last call two other areas that the Company believes will fuel the next growth drive in its small and medium driver IC business, namely AMOLED driver IC and TDDI technology, which integrates driver IC and touch panel controller IC into one.

On the AMOLED driver IC front, Himax continues to collaborate closely with multiple panel customers in Korea and China, some of which are likely to see meaningful volume late this year. There are few competitors in this marketplace and the Company is well positioned, having been previously engaged by numerous existing and new AMOLED panel makers in their new panel developments. It is worth mentioning that major Chinese panel makers have announced the building of new AMOLED projects, and Himax believes it is in a good position to be a major beneficiary. The Company looks forward to working with its customers as the market for this technology expands.

For driver ICs used in tablets, following three consecutive quarters of decline, the market stabilized in the second quarter and, as previously indicated, may improve in the second half of the year. The Company's observations remain that the trend for the panels in the mainstream tablet market will be upgraded to 10" and above with higher resolutions, from the once popular sizes of 7" to 9". This is a favorable trend to the driver IC demand. However, its contribution to Himax's sales will not be significant until 2016.

Among driver ICs used in small and medium-sized panels, the best-performing category in 2015 is for automotive applications. Himax has successfully engaged key panel manufacturers and module houses for long-term partnerships and secured leading market share in this segment. Himax anticipates second half sales to grow by high teens compared to the first half, which will also lead to high-teens growth year-over-year. Himax's ICs are well recognized by numerous tier 1 automobile brands globally, thus it is well positioned to take advantage of this growing market which honors its long product life cycle, stable pricing, and higher gross margins when compared with rest of the segments in small and medium panel driver ICs.

Compared to the previous quarter, the Company's small and medium-sized driver segment will decline low single digit in the quarter sequentially.

For the past few years, the non-driver business segment has been Himax's most exciting growth engine. New product development continues to evolve and gain traction, and the Company remains positive on the long-term growth prospect of its non-driver businesses.

Himax's touch panel controller product line declined sequentially in the second quarter as it has foreseen in the previous earnings call. As the Company enters the third quarter, several of its on-cell design-wins will start mass production at multiple major end customers. On top of that, it is also excited about the technological advances and product development progress in the latest pure in-cell technology, where Himax is one of the pioneers in offering one-chip solutions integrating driver IC and touch panel controller, or TDDI. Driven by leading TFT-LCD makers, the industry is moving towards pure in-cell panels, which remains set to start mass production in the second half of this year. Himax is in partnerships with essentially all of the leading panel manufacturers, module houses, and OEMs in pure in-cell touch for joint technological development, and feel there is a strong market for these products ahead with fewer competitors.

Himax's CMOS image sensors experienced a slow first half since 4G smartphone adoption in China remained weak. The lack of smartphone replacement demand hurt the shipments of its high end product offerings. Entering the third quarter, the Company is pleased to report that it has secured several new customers in the second half mass production pipeline with its 8-megapixel and 13-megapixel sensors.

Regarding the Company's LCOS business, Himax continues to collaborate with industry heavy weights by providing tailor made designs for their head mounted devices, and the Company remains enthusiastic about the projects in the pipeline. As stated, Himax's LCOS and WLO businesses will hit an inflection point this year as it is gearing up for increasing pilot production shipments now, with expected volume ramping thereafter. The Company already secured a piece of land which is 5 hectares in size and is conveniently located nearby its headquarter building in Tainan, Taiwan. Himax has started planning for the construction of a new manufacturing/office facility with first phase investment of approximately $40 million in order to meet customers' desired output. The first phase construction will occupy just around 20% of the newly secured land, leaving plenty of space for future expansion. The investment will be financed through the Company's internal resources and existing bank facilities, if needed. While Himax remains debt free as mentioned earlier, it does enjoy great support from banks that have provided the Company with plenty of unutilized facilities. Once started, the construction is expected to be completed in 12-18 months. This progress is sooner than the Company thought when it last reported. Himax will report further details in due course.

Furthermore, Himax continues to partner with numerous industry leading players using its industry-dominant wafer level optics, or WLO, for the development of three technologies of the future, namely array cameras, special purpose sensors, and microdisplay wave-guides for head-mounted displays. As its top-tier customers begin to mass produce products embedding these new technologies, Himax, being in the heart of that supply chain, should benefit significantly. However, the Company would like to remind investors that it believes, like HMD, while WLO can enable cutting edge products, such products are early stage in nature. Himax, along with its partners, are pioneers in these technologies and are committed to bringing them into commercialization.

Overall, the Company expects its non-driver segment to decline mid single digit sequentially in the third quarter.

Third Quarter 2015 Guidance

The Company is providing the following financial guidance for the third quarter of 2015:

Net Revenue:	To be down 5% to 9% as compared to the second quarter of 2015
Gross Margin:	To be down about 1.5% from the second quarter of 2015
GAAP EPS:	-1.5 to -0.9 cents per diluted ADS, as compared to 5.1 cents reported in the second quarter of 2015
Non GAAP EPS(1):	1.0 to 1.6 cents per diluted ADS, as compared to 5.4 cents reported in the second quarter of 2015

(1) Non-GAAP EPS excludes share-based compensation and acquisition-related charges

As the Company has done in the past, its third quarter GAAP earnings per diluted ADS guidance has taken into account its expected 2015 grant of restricted share units, or RSUs, to Himax team at the end of September. The grant of RSUs would lead to higher third quarter GAAP operating expenses compared to the other quarters of the year.

HIMAX TECHNOLOGIES SECOND QUARTER 2015 EARNINGS CONFERENCE CALL

Himax Technologies, Inc. will hold a conference call with investors and analysts to discuss the Company's second quarter 2015 financial results and the third quarter guidance.

DATE:	Friday, August 7, 2015
TIME:	U.S. 8:00 a.m. EDT
Taiwan 8:00 p.m.
DIAL IN:	U.S. (866) 444-9147
INTERNATIONAL (678) 509-7569
CONFERENCE ID:	85580801
WEBCAST:	http://edge.media-server.com/m/p/istczjdq

A replay of the call will be available beginning two hours after the call through 11:59 p.m. US EDT on August 14, 2015 (11:59 a.m. Taiwan time, August 15, 2015) on www.himax.com.tw and by telephone at +(855) 859-2056 (US Domestic) or +(404) 537-3406 (International). The conference ID number is 85580801. This call is being webcast by Nasdaq and can be accessed by clicking on this link or Himax's website, where the webcast can be accessed through August 7, 2016.

About Himax Technologies, Inc.

Himax Technologies, Inc. (HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, digital cameras, car navigation, and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, LCOS micro-displays used in palm-size projectors and head-mounted displays, LED driver ICs, power management ICs, scaler products for monitors and projectors, tailor-made video processing IC solutions and silicon IPs. The company also offers digital camera solutions, including CMOS image sensors and wafer level optics, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security and medical devices. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs over 1,800 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan and the US. Himax has 2,650 patents granted and 648 patents pending approval worldwide as of June 30, 2015. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

http://www.himax.com.tw

Forward Looking Statements

Factors that could cause actual events or results to differ materially include, but not limited to, general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortages in supply of key components; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2014 filed with the SEC, as may be amended.

– FINANCIAL TABLES –
Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(These interim financials do not fully comply with US GAAP because they omit all interim disclosure required by US GAAP)
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)

			Three Months
	Three Months		Ended March
	Ended June 30,		31,
	2015	2014	2015

Net revenues	$169,185	$196,404	$179,045

Costs and expenses:
Cost of revenues	128,885	148,952	133,013
Research and development	22,640	20,220	21,300
General and administrative	4,275	4,506	4,493
Sales and marketing	4,511	4,296	4,591
Total costs and expenses	160,311	177,974	163,397

Operating income	8,874	18,430	15,648

Non operating income (loss):
Interest income	204	213	202
Gains on sale of securities, net	1,712	10,749	90
Equity in income (losses) of equity method investees	(170)	5	(50)
Foreign exchange losses, net	(382)	(18)	(313)
Interest expense	(107)	(117)	(114)
Other income, net	64	81	14
	1,321	10,913	(171)
Earnings before income taxes	10,195	29,343	15,477
Income tax expense	2,579	6,156	3,916
Net income	7,616	23,187	11,561
Net loss attributable to noncontrolling interests	1,216	925	1,004
Net income attributable to Himax stockholders	$8,832	$24,112	$12,565

Basic earnings per ADS attributable to Himax stockholders	$0.051	$0.141	$0.073
Diluted earnings per ADS attributable to Himax stockholders	$0.051	$0.140	$0.073

Basic Weighted Average Outstanding ADS	171,608	170,920	171,608
Diluted Weighted Average Outstanding ADS	172,206	172,139	172,185

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Income
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)

	Six Months
	Ended June 30,
	2015	2014

Net Revenues:	$348,230	$391,046

Costs and expenses:
Cost of revenues	261,898	295,572
Research and development	43,940	40,674
General and administrative	8,768	8,776
Sales and marketing	9,102	8,491
Total costs and expenses	323,708	353,513

Operating income	24,522	37,533

Non operating income:
Interest income	406	336
Gains on sale of securities, net	1,802	10,507
Equity in losses of equity method investees	(220)	(70)
Foreign exchange gains (losses), net	(695)	235
Interest expense	(221)	(230)
Other income, net	78	84
	1,150	10,862
Earnings before income taxes	25,672	48,395
Income tax expense	6,495	9,776
Net income	19,177	38,619
Net loss attributable to noncontrolling interests	2,220	1,207
Net income attributable to Himax stockholders	$21,397	$39,826

Basic earnings per ADS attributable to Himax stockholders	$0.125	$0.233
Diluted earnings per ADS attributable to Himax stockholders	$0.124	$0.231

Basic Weighted Average Outstanding ADS	171,608	170,920
Diluted Weighted Average Outstanding ADS	172,199	172,199

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of income categories is summarized as follows:

	Three Months Ended June 30,		Three Months Ended March 31,
	2015	2014	2015
Share-based compensation
Cost of revenues	$6	$15	$7
Research and development	312	228	312
General and administrative	133	50	132
Sales and marketing	83	57	84
Income tax benefit	(128)	(85)	(127)
Total	$406	$265	$408

The amount of acquisition-related charges included in applicable statements of income categories is summarized as follows:

Acquisition-related charges
Research and development	$194	$194	$194
Income tax benefit	(83)	(83)	(83)
Total	$111	$111	$111

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of income categories is summarized as follows:	Six Months
	Ended June 30,
	2015	2014
Share-based compensation
Cost of revenues	$13	$30
Research and development	624	456
General and administrative	265	100
Sales and marketing	167	114
Income tax benefit	(255)	(168)
Total	$814	$532

The amount of acquisition-related charges included in applicable statements of income categories is summarized as follows:

Acquisition-related charges
Research and development	$388	$462
Sales and marketing	--	96
Income tax benefit	(166)	(208)
Total	$222	$350

Himax Technologies, Inc.
GAAP Unaudited Condensed Consolidated Balance Sheets
(Amounts in Thousands of U.S. Dollars, Except Per Share Data)

	June 30,	March 31,	December 31,
	2015	2015	2014
Assets
Current assets:
Cash and cash equivalents	$161,256	$176,362	$185,466
Restricted cash and cash equivalents	130,000	130,180	130,179
Investments in marketable securities available-for-sale	3,262	2,407	2,377
Accounts receivable, less allowance for doubtful accounts, sales returns and discounts	182,304	192,715	219,368
Inventories	189,572	186,143	166,105
Deferred income taxes	4,977	6,724	7,740
Prepaid expenses and other current assets	18,860	19,106	18,341
Total current assets	690,231	713,637	729,576
Investment securities	11,211	11,211	11,211
Equity method investments	3,516	3,666	102
Property, plant and equipment, net	54,235	54,879	57,271
Deferred income taxes	656	566	477
Goodwill	28,138	28,138	28,138
Other intangible assets, net	3,889	4,085	4,281
Other assets	2,304	1,948	1,938
	103,949	104,493	103,418
Total assets	$794,180	$818,130	$832,994
Liabilities, Redeemable noncontrolling interest and
Equity
Current liabilities:
Short-term debts	$130,000	$130,000	$130,000
Accounts payable	125,771	148,657	179,328
Income taxes payable	13,937	22,187	19,050
Other accrued expenses and other current liabilities	79,154	27,677	27,027
Total current liabilities	348,862	328,521	355,405
Other liabilities	4,454	5,546	5,636
Total liabilities	353,316	334,067	361,041

Redeemable noncontrolling interest	3,656	3,656	3,656
Equity
Himax stockholders' equity:
Ordinary shares, US$0.3 par value, 1,000,000,000 shares authorized; 356,699,482 shares issued and 342,425,144 shares outstanding	107,010	107,010	107,010
Additional paid-in capital	108,808	108,357	107,808
Treasury shares, at cost (14,274,338 shares)	(10,144)	(10,144)	(10,144)
Accumulated other comprehensive loss	(258)	(311)	(316)
Unappropriated retained earnings	238,299	280,831	268,266
Himax stockholders' equity	443,715	485,743	472,624
Noncontrolling interests	(6,507)	(5,336)	(4,327)
Total equity	437,208	480,407	468,297
Total liabilities, redeemable noncontrolling	$794,180	$818,130	$832,994
interest and equity

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)

	Three Months		Three Months
	Ended June 30,		Ended March 31,
	2015	2014	2015

Cash flows from operating activities:
Net income	$7,616	$23,187	$11,561
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	3,366	3,520	3,966
Share-based compensation expenses	534	350	535
Gain on disposals of investment securities	(1,682)	(10,743)	(88)
Gain on disposals of marketable securities, net	(30)	(6)	(2)
Equity in losses (gain) of equity method investees	170	(5)	50
Deferred income tax expense	1,660	479	908
Inventories write downs	3,269	1,683	1,993
Changes in operating assets and liabilities:
Accounts receivable	10,422	5,482	26,636
Inventories	(6,698)	4,320	(22,031)
Prepaid expenses and other current assets	(1,967)	1,447	590
Accounts payable	(22,886)	(3,242)	(30,671)
Income taxes payable	(8,442)	(4,328)	3,141
Other accrued expenses and other current liabilities	950	740	(219)
Other liabilities	(51)	1	(80)
Net cash provided by (used in) operating activities	(13,769)	22,885	(3,711)

Cash flows from investing activities:
Purchases of property and equipment	(2,019)	(3,781)	(1,842)
Proceeds from disposal of property and equipment	6	---	---
Purchases of available-for-sale marketable securities	(8,799)	(9,180)	(4,426)
Proceeds from disposals of available-for-sale marketable securities	8,015	6,856	4,428
Purchases of equity method investment	(18)	---	(3,690)
Proceeds from disposals of equity method investment	---	---	179
Proceeds from disposals of investment securities	1,682	14,743	---
Pledges of restricted marketable securities	(93)	(61)	(3)
Repayments of refundable deposits, net	(87)	(114)	(26)
Net cash provided by (used in) investing activities	(1,313)	8,463	(5,380)

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)

	Three Months		Three Months
	Ended June 30,		Ended March 31,
	2015	2014	2015
Cash flows from financing activities:
Proceeds from disposal of subsidiary shares to noncontrolling interests by Himax Technologies Limited	---	83	---
Proceeds from disposals of subsidiary shares to noncontrolling interests by Himax Imaging, Inc.	7	8	3
Purchases of subsidiary shares from noncontrolling	(44)	(567)	(9)
interests
Proceeds from borrowing of short-term debts	50,000	---	140,000
Repayments of short-term debts	(50,000)	---	(140,000)
Net cash used in financing activities	(37)	(476)	(6)
Effect of foreign currency exchange rate changes on cash and cash equivalents	13	39	(7)
Net increase (decrease) in cash and cash equivalents	(15,106)	30,911	(9,104)
Cash and cash equivalents at beginning of period	176,362	138,888	185,466
Cash and cash equivalents at end of period	$161,256	$169,799	$176,362

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest expense	$148	$117	$74
Income taxes	$9,576	$10,418	$100
Supplemental disclosures of non-cash investing and financing activities:
Dividend Payable	$51,364	$46,042	$ ---

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)

	Six Months
	Ended June 30,
	2015	2014

Cash flows from operating activities:
Net income	$19,177	$38,619
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7,332	7,139
Share-based compensation expenses	1,069	700
Gain on disposal of investment securities, net	(1,770)	(10,502)
Gain on disposal of marketable securities, net	(32)	(5)
Equity in losses of equity method investees	220	70
Deferred income tax expense	2,568	1,406
Inventories write downs	5,262	3,418
Changes in operating assets and liabilities:
Accounts receivable	37,058	1,717
Inventories	(28,729)	7,649
Prepaid expenses and other current assets	(1,377)	2,775
Accounts payable	(53,557)	(15,420)
Income taxes payable	(5,301)	(2,079)
Other accrued expenses and other current liabilities	731	(3,297)
Other liabilities	(131)	---
Net cash provided by (used in) operating activities	(17,480)	32,190

Cash flows from investing activities:
Purchases of property and equipment	(3,861)	(6,490)
Proceeds from disposal of property and equipment	6	---
Purchases of available-for-sale marketable securities	(13,225)	(12,491)
Proceeds from disposals of available-for-sale marketable securities	12,443	10,161
Purchases of equity method investment	(3,708)	---
Proceeds from disposals of equity method investment	179	---
Proceeds from disposals of investment securities	1,682	19,691
Releases (pledges) of restricted marketable securities	(96)	5
Repayments of refundable deposits, net	(113)	(120)
Net cash provided by (used in) investing activities	(6,693)	10,756

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)

	Six Months
	Ended June 30,
	2015	2014
Cash flows from financing activities:
Proceeds from disposals of subsidiary shares to noncontrolling interests by Himax Technologies Limited	---	83
Proceeds from disposals of subsidiary shares to noncontrolling interests by Himax Imaging, Inc.	10	18
Purchases of subsidiary shares from noncontrolling interests	(53)	(567)
Proceeds from borrowing of short-term debts	190,000	86,500
Repayment of short-term debts	(190,000)	(86,500)
Net cash used in financing activities	(43)	(466)
Effect of foreign currency exchange rate changes on cash and cash equivalents	6	(1)
Net increase (decrease) in cash and cash equivalents	(24,210)	42,479
Cash and cash equivalents at beginning of period	185,466	127,320
Cash and cash equivalents at end of period	$161,256	$169,799

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest expense	$222	$230
Income taxes	$9,676	$10,899
Supplemental disclosures of non-cash financing activities:
Dividend Payable	$51,364	$46,042

Himax Technologies, Inc.
Non-GAAP Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-based Compensation and Acquisition-Related Charges:
	Three Months Ended June 30,		Three Months Ended March 31,
	2015	2014	2015
Revenues	$169,185	$196,404	$179,045

Gross profit	40,300	47,452	46,032
Add: Share-based compensation – Cost of revenues	6	15	7
Gross profit excluding share-based compensation	40,306	47,467	46,039
Gross margin excluding share-based compensation	23.8%	24.2%	25.7%

Operating income	8,874	18,430	15,648
Add: Share-based compensation	534	350	535
Operating income excluding share-based compensation	9,408	18,780	16,183
Add: Acquisition-related charges –Intangible assets amortization	194	194	194
Operating income excluding share-based compensation and acquisition-related charges	9,602	18,974	16,377
Operating margin excluding share-based compensation and acquisition-related charges	5.7%	9.7%	9.1%
Net income attributable to Himax stockholders	8,832	24,112	12,565
Add: Share-based compensation, net of tax	406	265	408
Add: Acquisition-related charges, net of tax	111	111	111
Net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	9,349	24,488	13,084
Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	5.5%	12.5%	7.3%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges equals net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Himax Technologies, Inc.
Non-GAAP Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-based Compensation and Acquisition-Related Charges:

	Six Months
	Ended June 30,
	2015	2014
Revenues	$348,230	$391,046

Gross profit	86,332	95,474
Add: Share-based compensation – Cost of revenues	13	30
Gross profit excluding share-based compensation	86,345	95,504
Gross margin excluding share-based compensation	24.8%	24.4%

Operating income	24,522	37,533
Add: Share-based compensation	1,069	700
Operating income excluding share-based compensation	25,591	38,233
Add: Acquisition-related charges –Intangible assets amortization	388	558
Operating income excluding share-based compensation and acquisition-related charges	25,979	38,791
Operating margin excluding share-based compensation and acquisition-related charges	7.5%	9.9%
Net income attributable to Himax stockholders	21,397	39,826
Add: Share-based compensation, net of tax	814	532
Add: Acquisition-related charges, net of tax	222	350
Net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	22,433	40,708
Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	6.4%	10.4%

*Gross margin excluding share-based compensation equals gross profit excluding share-based compensation divided by revenues
*Operating margin excluding share-based compensation and acquisition-related charges equals operating income excluding share-based compensation and acquisition-related charges divided by revenues
*Net margin attributable to Himax stockholders excluding share-based compensation and acquisition-related charges equals net income attributable to Himax stockholders excluding share-based compensation and acquisition-related charges divided by revenues

Diluted Earnings Per ADS Attributable to Himax stockholders Excluding Share-based Compensation and Acquisition-Related Charges:

	Three Months	Six Months
	Ended June 30,	Ended June 30,
	2015	2015
Diluted GAAP earnings per ADS attributable to Himax stockholders	$0.051	$0.124
Add: Share-based compensation per ADS	$0.002	$0.005
Add: Acquisition-related charges per ADS	$0.001	$0.001

Diluted non-GAAP earnings per ADS attributable to Himax stockholders excluding share-based compensation and acquisition-related charges	$0.054	$0.130

Numbers do not add up due to rounding
CONTACT: Company Contacts:

         Jackie Chang, CFO
         Himax Technologies, Inc.
         Tel: +886-2-2370-3999 Ext.22300
         Or
         US Tel: +1-949-585-9838 Ext.252
         Fax: +886-2-2314-0877
         Email: jackie_chang@himax.com.tw
         www.himax.com.tw

         Nadiya Chen, Investor Relations
         Himax Technologies, Inc.
         Tel: +886-2-2370-3999 Ext. 22513
         Fax: +886-2-2314-0877
         Email: nadiya_chen@himax.com.tw
         www.himax.com.tw

         Penny Lin, Investor Relations
         Himax Technologies, Inc.
         Tel: +886-2-2370-3999 Ext.22320
         Fax: +886-2-2314-0877
         Email: penny_lin@himax.com.tw
         www.himax.com.tw

         Investor Relations - US Representative
         PCG Advisory Group, LLC
         Adam Holdsworth, Managing Director
         Tel: +1-646-862-4607
         Email: adamh@pcgadvisory.com
         www.pcgadvisory.com